U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.(1)

See Instruction 1(b).

1. Name and Address of Reporting Person Axia Group, Inc.	2. Issuer Name and Ticker or Trading Symbol Wichita Development Corporation OTC- Bulletin Board Symbol=NA	6. Relationship of Reporting Person to Issuer

(Check all applicable)

Director X                                  10% Owner

Officer (give                              Other (specify

title                                                         below)

below)

Mr. Surber is also President and a Director of the Issuer and President and a Director of Axia Group, Inc.

(Last) (First) (Middle) 268 West 400 South, Suite 300	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year March/2001
(Street) Salt Lake City, Utah 84101		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	Amount	(A) or (D)	Price
Common Stock	April 10, 2000	P3	1,000,000	A	$0.001	900,000	D
Common Stock	Sept. 29, 2000	S4	100,000	D	$0.001	900,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 5 (continued)
Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses:

** Intention misstatements or omission of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                        /s/ Richard D. Surber                                                                               March 27, 2001

                       *Signature of Richard D. Surber, President & Director of Axia Group, Inc.               Date

Page 2 of 3 *

SEC 1474 (8-92)